SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                            FORM 6-K

                    REPORT OF FOREIGN ISSUER
            PURSUANT TO RULA 13a-16 OR 15d-16 OF THE
                SECURITIES EXCHANGE ACT OF 1934

                         April 5, 2000

                       CREO PRODUCTS INC.
     (Exact name of Registrant as specified in its charter)

                        3700 Gilmore Way
                  Burnaby, B.C. Canada V5G 4M1
            (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F     x          Form 40-F
                  ---                      ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes            No     x
           ---            ---

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                      FOR IMMEDIATE RELEASE

       CREO ANNOUNCES CHANGE IN RELATIONSHIP WITH HEIDELBERG

Vancouver, BC, CANADA (April 5, 2000)   Creo Products Inc. (NASDAQ: CREO; TSE:
CRE) ("Creo") announced today that it has exercised its right to end the Heidelberg/Creo joint venture. Creo and Heidelberger Druckmaschinen AG ("Heidelberg") have been unable to agree on modifications to the joint-venture agreement necessary as a result of the merger of Creo and Scitex prepress operations. Under the terms of the joint-venture agreement, Heidelberg and Creo will proceed to negotiate an original equipment manufacture (OEM) arrangement immediately.

This change, triggered by the CreoScitex transaction closure yesterday, will allow for more independence and flexibility for the respective sales and support organizations. Creo expects that the current Heidelberg/Creo joint-venture products such as the Trendsetter (R) family of thermal platesetters and the Prinergy (TM) workflow management system, will be sold through both CreoScitex and Heidelberg distribution channels. Creo already has an existing OEM agreement to supply Heidelberg with imaging systems for the Speedmaster 74 DI press.

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

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of
1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) Creo and Heidelberger Druckmaschinen AG may be unable to transition to an OEM arrangement or the expected advantages of the transition to an OEM arrangement may be less than expected and may adversely affect Creo's operating results and financial performance; (2) the expected cost-savings and synergies from the combination of Creo's business with the Scitex Business cannot be fully realized or take significantly longer to realize than expected; (3) revenues from the Scitex Business are lower than expected or customer attrition and business disruption following the acquisition are greater than expected; (4) the integration of the Scitex Business into Creo's operations is more difficult, time-consuming or expensive than anticipated, or the attrition rate of key employees of the combined business is greater than expected; (5) technological changes or changes in the competitive environment adversely affect the products, market share, revenues or margins of the combined business; or (6) changes in general economic, financial or business conditions adversely affect the combined business or the markets in which it operates.

Creo, the Creo logo, CreoScitex, Trendsetter, and Prinergy are registered trademarks or trademarks of Creo Products Inc.